

March 9, 2015

Via E-mail
Mr. Steven E. Snyder
Chief Financial Officer
Digi International Inc.
11001 Bren Road East
Minnetonka, MN 55343

> **Re: Digi International Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed December 11, 2014**
> **File No. 001-34033**

Dear Mr. Snyder:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

General

1.   Your website includes information stating that exports to Cuba, Sudan and Syria require a license, and that Digi products may not be exported to Cuba, Sudan or Syria without proper authorization from the U.S. government. In addition, Environmental Expert's website provides a list of wireless monitoring networks companies in Syria, and the list includes your company, your logo, a description of your business and a link to your website. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. This Form 10-K does not include information about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your letter to us dated March 9, 2010, whether through subsidiaries, affiliates, distributors, resellers, customers or other direct or indirect arrangements.

In this respect, we note from this Form 10-K that Ericsson is an alliance partner. In 2014, Ericsson told us in publicly filed correspondence that it has operations associated with Syria, Sudan and Cuba involving the sale of telecommunications infrastructure related products and services, and that it has an office in Syria. You should describe any products or services you have provided to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria since the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3.   We note information on your website stating that some of your products are controlled under the U.S. Export Administration Regulations. Please tell us whether any contacts with Syria, Sudan or Cuba involve products or technology that are dual use or otherwise are controlled under the EAR.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 68

4.   You state that you did not maintain effective controls over the preparation, review and analysis of income tax balances. However, you do not disclose your conclusion on the effectiveness of your internal control over financial reporting as of September 30, 2014. Please amend and revise your disclosures to include this conclusion, consistent with Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief